Exhibit 4.13

EXECUTION VERSION

19 DECEMBER 2007

XI’AN TIME SHARE TECHNOLOGY & INFORMATION CO., LTD.

as Lender

and

HE JI LUN

as Borrower

XI’AN LOAN AGREEMENT

THIS LOAN AGREEMENT (the “Agreement”) is made on 19 December 2007:

BETWEEN:

(1)	XI’AN TIME SHARE TECHNOLOGY & INFORMATION CO., LTD., a company organised under the laws of the People’s Republic of China (the “Lender”); and

(2)	HE JI LUN, (ID No. 510 132 1972 0220 0077), a national of the People’s Republic of China (the “Borrower”).

WHEREAS:

(A)	The Lender is a wholly-owned subsidiary of China Time Share Media Co. Ltd. (the “Issuer”).

(B)	Pursuant to a subscription agreement (the “Subscription Agreement”) dated 18 December 2007 between the Issuer, the Borrower and the Subscribers named therein, the Issuer has agreed to issue on or about 19 December 2007 US$20,000,000 in aggregate principal amount of 5.00 per cent. secured convertible notes due 2010 (the “Notes”) convertible into ordinary shares (the “Shares”), US$0.0001 par value each for the time being, in the share capital of the Issuer with warrants exercisable to subscribe for US$8,000,000 in Shares (the “Warrants”).

(C)	The Issuer has agreed with the Subscribers that the proceeds from such issue (being US$20,000,000, the “Issue Proceeds”) will be paid to the Lender as registered capital.

(D)	The Lender has agreed to make a loan in RMB to the Borrower in accordance with the terms of this Agreement.

NOW IT IS HEREBY AGREED:

1.	DEFINITIONS

1.1	In this Agreement:

“Acceleration Premium” means an amount of premium, rounded (if necessary) to two decimal places with 0.005 being rounded upwards, calculated by the Lender in accordance with the following formula:

Acceleration Premium = (0.15 x n x Loan)

Where:

“Days Outstanding” means the numbers of days from, and including, the date of this Agreement to, but excluding, the date of payment of the Loan and Acceleration Premium, calculated on the basis of a year of 365 days.

n = (Days Outstanding/365).

“Advance” means an advance made, or to be made, by the Lender to the Borrower;

“Assignment of Rights” means the assignment of rights agreement dated 19 December 2007 between the Borrower as assignor and the Lender as assignee for the assignment of the Borrower’s rights to receive principal and any other amounts receivable under the Sichuan Shareholder Loan Agreement;

“Authorisation” means:

(a)	an authorisation, consent, approval, resolution, licence, exemption, filing, notarisation, lodgement or registration; or

(b)	in relation to anything which will be fully or partly prohibited or restricted by law if a Governmental Agency intervenes or acts in any way within a specified period after lodgement, filing, registration or notification, the expiry of that period without intervention or action;

“Business Day” means a day (other than a Saturday or Sunday) on which banks are open for foreign exchange business in the PRC;

“Date of Determination” means the date when the Issue Proceeds are converted into RMB for the purpose of making the Advance under the terms of this Agreement;

“Drawdown Notice” means a notice in the form set out in Schedule 1 hereof;

“Encumbrance” means a mortgage, pledge, option, right of first refusal or security or claim of any other nature used to secure any person’s obligation or any preferential arrangement having similar effect;

“Event of Default” means any of those events specified in Clause 11;

“Facility” means the loan facility made available under this Agreement as described in Clause 3.1;

“Governmental Agency” means any government or any governmental agency, semi-governmental or judicial entity or authority (including, without limitation, any stock exchange or any self-regulatory organisation established under statute);

“HK Dollar” means the lawful currency of Hong Kong SAR;

“Loan” means a loan made or to be made under the Facility or the principal amount outstanding for the time being of that loan;

“Material Adverse Effect” means a material adverse effect on (a) the ability of the Borrower to perform his obligations under this Agreement or (b) the validity or enforceability of this Agreement or the rights or remedies of the Lender under this Agreement;

“Maturity Date” means date of maturity of Notes;

“Person” means any natural person, corporation, company, partnership, firm, voluntary association, joint venture, trust, unincorporated organization, authority or any other entity whether acting in an individual, fiduciary or other capacity;

“PRC” or “China” means the People’s Republic of China excluding, for the sole purposes of this Agreement, Hong Kong, Macau and Taiwan;

“Representation” means each representation made by the Borrower in Clause 9 and “Representations” means all those representations;

“RMB” means the lawful currency of the PRC;

“RMB Equivalent” means, with respect to any monetary amount in a currency other than RMB, at any time for the determination thereof, the amount of RMB obtained by converting such foreign currency involved in such computation into RMB at the base rate for the purchase of RMB with the applicable foreign currency as quoted by The People’s Bank of China on the Date of Determination;

“Second Priority Equity Pledge” means the second priority equity pledge agreement dated 19 December 2007 and entered into between the shareholders of Sichuan Opco (being the Borrower and Mr He Da En) as pledgors and the Lender as pledgee in relation to the shares of Sichuan Opco;

“Security Documents” means the Assignment of Rights, the Second Priority Equity Pledge and the Subsidiaries Equity Pledge;

“Sichuan Opco” means Sichuan Time Share Advertising & Communication Co., Ltd., a company organised under the laws of the PRC;

“Sichuan Shareholder Loan Agreement” means the loan agreement dated 19 December 2007 between the Borrower as lender and Sichuan Opco as borrower;

“Subsidiaries Equity Pledge” means the equity pledge dated 19 December 2007 and entered into between Sichuan Opco as pledgor and the Lender as pledgee in relation to Sichuan Opco’s shares in:

(a)	Xi’an Time Share Advertising & Communication Co., Ltd. ;

(b)	Beijing Time Share Advertising & Communication Co., Ltd. ;

(c)	Chengdu Dayu Weiye Advertising Co., Ltd. ; and

(d)	Hubei Time Share Advertising & Communication Co., Ltd. ;

“Tax” means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any penalty or interest payable in connection with any failure to pay or any delay in paying any of the same); and

“US$” or “US Dollar” means the lawful currency of the United States of America.

2.	PURPOSE

The purpose of the Loan is to allow the Borrower to lend the full amount drawn under the Facility to Sichuan Opco pursuant to the Sichuan Shareholder Loan Agreement. The Borrower undertakes to apply all amounts it draws down under the Facility in or towards the satisfaction of such purpose.

3.	LOAN

3.1	The Lender shall grant to the Borrower, upon the terms and subject to the conditions herein, a RMB loan facility in an amount of RMB Equivalent of the Issue Proceeds on the Date of Determination.

3.2	Except as otherwise agreed by the Lender, the Borrower shall not deliver the Drawdown Notice hereunder unless each of the following conditions has been satisfied by the Borrower or waived by the Lender:

3.2.1	the Lender has received evidence that all necessary registrations and other formalities have been completed in order to ensure that this Agreement is valid and enforceable;

3.2.2	the Sichuan Shareholder Loan Agreement and each Security Document have been duly executed by the parties thereto; and

3.2.3	all documents and evidence required, pursuant to the terms of any of the documents referred to in Clause 3.2.2 above, has been delivered to the Subscribers upon execution of such document.

3.3	The Loan will be made available in full in one Advance.

3.4	Except as otherwise provided herein, the Advance shall only be made by the Lender to the Borrower if:

3.4.1	the Lender has confirmed to the Borrower that the Issue has paid the Issue Proceeds to the Lender as registered capital and has provided a copy of the conversion invoice dated the Date of Determination stating the RMB Equivalent of the Issue Proceeds (being the amount available under the Facility);

3.4.2	no later than two Business Days (or such shorter period as the Lender may agree) prior to the proposed drawdown date of such Advance, the Lender has received from the Borrower a duly completed Drawdown Notice in respect of such Advance;

3.4.3	a drawdown notice under the Sichuan Shareholder Loan Agreement duly executed and duly stamped by Sichuan Opco has been delivered to the Borrower (as a lender under the Sichuan Shareholder Loan Agreement);

3.4.4	the Lender is satisfied that each of the conditions precedent under Clause 3 of the Sichuan Shareholder Loan Agreement has been satisfied by Sichuan Opco; and

3.4.5	as at the proposed drawdown date of such Advance:

(a)	no Event of Default has occurred or is continuing;

(b)	the Borrower is not and has not been in breach of any of his obligations under this Agreement;

(c)	each Representation set out in Clause 9 is true, accurate and not misleading;

(d)	all acts, conditions and matters required to be done, fulfilled and performed in order (i) to enable it lawfully to enter into, exercise his rights under and perform and comply with the obligations expressed to be assumed by it in this Agreement (ii) to ensure that the obligations expressed to be assumed by it in this Agreement are legal, valid and binding and (iii) to make this Agreement admissible in evidence in the PRC, have been done, fulfilled and performed; and

(e)	the Security Documents have been entered into to secure all amounts owing by the Borrower to the Lender under this Agreement.

4.	INTEREST

There is no interest applicable to the Loan.

5.	REPAYMENT

The Borrower shall repay the Loan in full on the Maturity Date.

6.	PREPAYMENT

The Borrower may not prepay all or any part of the Loan.

7.	TAXES

7.1	All payments to be made by the Borrower to the Lender hereunder shall be free and clear of and without deduction for or on account of Tax unless the Borrower is required to make such a payment subject to the deduction of withholding tax, in which case the sum payable by the Borrower in respect of which such deduction or withholding is required to be made shall be increased to the extent necessary to ensure that, after the making of such deduction or withholding, the Lender will receive and retain (free from any liability in respect of any such deduction or withholding) a net sum equal to the sum which it would have received and so retained had no such deduction or withholding been made or required to be made.

7.2	If the Borrower makes any payment to the Lender hereunder in respect of which it is required to make any deduction or withholding, it shall pay the full amount required to be deducted or withheld to the relevant taxation or other authority within the time allowed for such payment under applicable law and shall deliver to the Lender, within fourteen (14) days after it has made such payment to the applicable authority, an original receipt (or a certified copy thereof) issued by such authority evidencing the payment to such authority of all amounts so required to be deducted or withheld in respect of such payment.

8.	DEFAULT INTEREST AND INDEMNITY

8.1	If any sum payable by the Borrower hereunder is not paid when due in accordance with this Agreement, the Borrower shall pay interest on such overdue amount (including overdue default interest) from the date that the amount is overdue to the date of actual payment (both inclusive) at the rate of four (4) per cent per annum.

8.2	The Borrower shall indemnify the Lender against any actions, charges, claims, costs, damages, demands, expenses, fees, liabilities, losses and proceedings which the Lender may sustain or incur as a consequence of any default by the Borrower in the performance of any of his obligations under this Agreement.

9.	REPRESENTATIONS

The Borrower makes the representations and warranties set out in this Clause 9 to the Lender on the date of this Agreement.

9.1	Power and capacity

He has full power and legal capacity to enter into, execute and deliver this Agreement and to undertake, perform, discharge, observe and comply with all his obligations and liabilities hereunder.

9.2	Legal proceedings

He has not taken any action nor have any steps been taken or legal proceedings been started or (to the best of his knowledge and belief) threatened against him or for his bankruptcy (including, without limitation, by way of voluntary arrangement or scheme of arrangement) or for the appointment of a guardian, trustee, nominee or similar officer of him or of an or all of his assets or revenues.

9.3	Binding obligations

The obligations expressed to be assumed by him in this Agreement are legal, valid, binding and enforceable obligations.

9.4	No conflict

The entry into and performance by him of, and the transactions contemplated by, this Agreement does not and will not conflict with any law or regulations applicable to him or any agreement or instrument binding upon him.

9.5	Power and authority

He has the power to enter into, perform and deliver, and has taken all necessary action to enter into, perform and deliver, this Agreement and the transactions contemplated by this Agreement.

9.6	Validity and admissibility in evidence

All Authorisations required or desirable:

(a)	to enable him lawfully to enter into, exercise his rights and comply with his obligations in this Agreement; and

(b)	to make this Agreement admissible in evidence in his domicile,

have been obtained or effected and are in full force and effect.

9.7	Private and commercial acts

His execution of this Agreement constitutes, and his exercise of his rights and performance of his obligations hereunder will constitute, private and commercial acts done and performed for private and commercial purposes.

9.8	No immunity

In any proceedings taken in his domicile in relation to this Agreement, he will not be entitled to claim for himself or any of his assets immunity from suit, execution, attachment or other legal process.

9.9	Material Adverse Effect

(a)	No other event or circumstance is outstanding which constitutes a default under any other agreement or instrument which is binding on him or to which any of his assets are subject which might have a Material Adverse Effect.

(b)	He is not in violation of or non-compliance with any applicable law or regulation which violation or non-compliance might have a Material Adverse Effect.

(c)	No investigation, litigation, arbitration or administrative proceedings of or before any court, arbitral body or agency which, if adversely determined, might reasonably be expected to have a Material Adverse Effect have (to the best of his knowledge and belief) been started or threatened, or are pending, against him.

9.10	Information

All information supplied by or on behalf of him is true, complete and accurate in all material respects as at the date it was given and is not misleading in any respect, and does not omit to state any material fact that is necessary to make the statements contained in such information not misleading in the light of the circumstances under which the statements contained in such information were made.

9.11	Bankruptcy

(a)	He is able to meet his obligations and pay his debts as they fall due, he does not admit and has not admitted any inability to pay his debts as they fall due and he has not suspended making payments on any of his debts.

(b)	He has not by reason of actual or anticipated financial difficulties commenced, and does not intend to commence, negotiations with one or more of his creditors with a view to rescheduling any of his indebtedness.

(c)	He has not been and is not adjudged to be bankrupt by any court in any jurisdiction.

9.12	Taxes

(a)	He has duly and punctually paid and discharged:

(i)	all Taxes imposed upon him or his assets within the time period allowed without incurring penalties; and

(ii)	all other liabilities from time to time when they fall due and within any applicable grace period (save in each case to the extent that (i) payment is being contested in good faith; (ii) he has maintained adequate reserves for those Taxes or liabilities; and (iii) payment can be lawfully withheld).

(b)	He is not overdue in the riling of any Tax returns.

(c)	No claims are being or are reasonably likely to be asserted against him with respect to Taxes.

9.13	Pari Passu

Under the laws of the PRC in force at the date hereof, the claims of the Lender against the Borrower under this Agreement will rank at least pari passu with the claims of all his other unsecured creditors save those whose claims are preferred solely by any bankruptcy, insolvency, liquidation or other similar laws of general application.

9.14	Encumbrance

There is no Encumbrance over all or any of his present or future revenues or assets, other than any Encumbrance created pursuant to the Security Documents.

9.15	Fulfilment of Obligations

All acts, conditions and matters required to be done, fulfilled and performed in order (i) to enable him lawfully to enter into, exercise his rights under and perform and comply with the obligations expressed to be assumed by him in this Agreement (ii) to ensure that the obligations expressed to be assumed by him in this Agreement are legal, valid and binding and (iii) to make this Agreement admissible in evidence in the PRC, have been done, fulfilled and performed as at the date of this Agreement, save for the payment of stamp duty on this Agreement (if any) by or on behalf of each party hereto.

9.16	No default

No Event of Default is continuing or might reasonably be expected to result from the making of the Advance.

10.	COVENANTS

The Borrower shall:

10.1	obtain, comply with the terms of, and do all that is necessary (including the registration, filing, stamping and reporting of this Agreement with or to all relevant Governmental Agency) to maintain in full force and effect all authorisations, approvals, licences and consents required in or by the laws and regulations of the PRC to enable him to lawfully enter into and perform his obligations under this Agreement or to ensure the legality, validity, enforceability or admissibility in evidence in the PRC of this Agreement;

10.2	after the delivery of a duly completed Drawdown Notice and before the proposed making of the Advance requested therein, notify the Lender of the occurrence of any event which results in or may reasonably be expected to result in any Representation being untrue, inaccurate or misleading at or before the time of the proposed making of the Advance;

10.3	promptly inform the Lender of the occurrence of any Event of Default and, upon receipt of a written request to that effect from the Lender, confirm to the Lender that, save as previously notified to the Lender or as notified in such confirmation, no Event of Default has occurred;

10.4	ensure that at all times the claims of the Lender against him under this Agreement rank at least pari passu with the claims of all his other unsecured creditors save those whose claims are preferred by any bankruptcy, insolvency, liquidation or other similar laws of general application;

10.5	not, without the prior written consent of the Lender, create or permit to subsist any Encumbrance over all or any of his present or future revenues or assets unless such subsequent Encumbrance is created expressly by its terms to be subject and subordinate to the indebtedness hereunder; and

10.6	renew and maintain in force, and comply with the terms of, the Security Documents.

11.	EVENTS OF DEFAULT

If:

11.1	the Borrower fails to pay any sum due from the Borrower hereunder on the date, in the currency and in the manner specified herein;

11.2	the Borrower fails to comply with any provision of this Agreement or the Security Documents (to which he is a party) (other than those referred to in Clause 11.1 above);

11.3	any Representation or any representation and warranty made by the Borrower in any notice, document, certificate or statement delivered by it pursuant hereto or in connection herewith was or proves to have been untrue, inaccurate or misleading when made;

11.4	the Borrower is unable to pay his debts as they fall due, or has taken any action or have any steps been taken or legal proceedings been started against him or for his bankruptcy (including, without limitation, by way of voluntary arrangement or scheme of arrangement) or for the appointment of a guardian, trustee, nominee or similar officer of him or of an or all of his assets or revenues;

11.5	there is an occurrence of an event of default under the Sichuan Shareholder Loan Agreement;

11.6	there is an occurrence of an event of default under the Notes or the Warrants;

11.7	at any time it becomes unlawful for the Borrower to perform any of his obligations hereunder, or any of the obligations of the Borrower hereunder are not legal, valid and binding; or

11.8	any Security Document or any of its provisions:

(a)	is revoked, terminated or ceases to be in full force and effect or ceases to provide the security intended, without, in each case, the prior consent of the Lender;

(b)	becomes unlawful or is declared void; or

(c)	is repudiated or its validity or enforceability is challenged by any Person and any such repudiation or challenge continues for a period of thirty (30) days and during which period such repudiation or challenge has no effect;

then, and in any such case and at any time thereafter, the Lender may, by written notice to the Borrower, declare the Loan to be immediately due and payable (whereupon the same shall become so payable together with the Acceleration Premium, accrued default interest thereon and any other sums then owed by the Borrower hereunder).

12.	PAYMENTS

12.1	On each date on which this Agreement requires an amount to be paid by one party to another party hereunder, such party shall make the same available to the other party by payment in RMB and in immediately available, freely transferable and cleared funds to such account of the other party as such other party shall from time to time have specified in writing for this purpose.

12.2	In the event any amount hereunder is required to be paid on a day other than a Business Day, such amount shall be payable on the next succeeding Business Day.

12.3	All payments to be made by any party hereunder shall be calculated without reference to any set-off or counterclaim and shall be made free and clear of and without any deduction for or on account of any set-off or counterclaim.

13.	ACCOUNTS AND EVIDENCE OF DEBT

The Lender shall maintain accounts evidencing the amounts lent by it hereunder. In any legal action or proceeding arising out of or in connection with this Agreement, the entries made in such accounts shall be conclusive evidence of the existence and amounts of obligations of the Borrower.

14.	ASSIGNMENT

14.1	This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

14.2	The Borrower shall not be entitled to assign or transfer all or any of his/its rights, benefits or obligations hereunder.

15.	LAW AND JURISDICTION

15.1	This Agreement shall be governed by and be construed in accordance with the PRC laws.

15.2	Any dispute, controversy or claim arising out of or relating to this Agreement, or the breach, termination or invalidity thereof, shall be settled by arbitration.

15.3	The appointing authority shall be China International Economic and Trade Arbitration Commission (“CIETAC”) and the arbitration shall be conducted in accordance with the CIETAC’s arbitration rules in effect at the time of arbitration and as may be amended by the rest of this Clause. The place of arbitration shall be in Beijing and the language of the arbitration shall be English.

15.4	The arbitral tribunal (the “Tribunal”) shall consist of three arbitrators: one to be appointed by the Lender, one to be appointed by the Borrower and the third to be appointed by mutual agreement between the first two arbitrators already appointed or, failing agreement within 30 days, by the then Chairman of the CIETAC. It is hereby expressly agreed that if there is more than one claimant, party and/or more than one respondent party, the claimant parties shall together nominate one arbitrator and the respondent parties shall together nominate one arbitrator. If the claimant or respondent parties fail to agree upon a nominee within 30 days of the first written proposal by one of the claimant or respondent parties to the others, the CIETAC shall proceed to appoint an arbitrator on their behalf.

15.5	The award of the Tribunal shall be final and binding and shall be the exclusive remedy among the parties regarding any claims, counterclaims, issues, or accountings presented to the Tribunal. To the fullest extent allowed by applicable laws, each party hereby waives any right to appeal such award. Judgment upon the award may be entered in any court having jurisdiction thereof.

15.6	By agreeing to arbitration, the parties do not intend to deprive any court of its jurisdiction to issue a pre-arbitral injunction, pre-arbitral attachment or other order in aid of arbitration proceedings and the enforcement of any award. Without prejudice to such provisional remedies in aid of arbitration as may be available under the jurisdiction of a court, the Tribunal shall have full authority to request the court to grant provisional remedies and to award damages for the failure of any person to respect the Tribunal’s orders to that effect.

15.7

The costs of the arbitration shall be allocated between the relevant parties by the arbitrators and shall be set forth in the arbitral award in accordance with the Rules. Any amounts subject to dispute that are ultimately awarded (a) in US dollars shall bear interest at the Federal Funds Rate in effect from time to time and published by the US Federal Reserve Board of Governors, and (b) in HK dollars shall bear interest at the rate that is 1% above the best lending rate for HK dollars in effect from time to time and quoted by The Hongkong and Shanghai Banking Corporation Limited, in each case, from the earlier of (i) the date of the request for arbitration, and (ii) the date such amount would have become due and owing but for the dispute until the date the arbitral award is paid in full.

16.	MISCELLANEOUS

16.1	This Agreement is written and executed in English.

16.2	No failure by any party to exercise, nor any delay by any party in exercising, any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise thereof or the exercise of any other right or remedy. The rights and remedies herein provided are cumulative and not exclusive of any rights or remedies provided by law.

16.3	If, at any time, any provision hereof is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions hereof nor the legality, validity or enforceability of such provision under the law of any other jurisdiction shall in any way be affected or impaired thereby.

16.4	Any notice, demand or other communication required to be given or made under this Agreement shall be in writing in the English language and shall be delivered personally, or sent by post pre-paid (or air mail if overseas) or by fax, to each of the relevant parties at the address or fax number set out below:

HE JI LUN

Dayu Building, Beijing Representative Office of Sichuan Provincial Government

No. 312 Long Zhao Shu, Xiao Hong Men Street

Chaoyang District, Beijing 100078

The People’s Republic of China

For the attention of:	He Ji Lun
Fax Number:	+ 86 10 8769 7911

XI’AN TIME SHARE TECHNOLOGY & INFORMATION CO., LTD.

Dayu Building, Beijing Representative Office of Sichuan Provincial Government

No. 312 Long Zhao Shu, Xiao Hong Men Street

Chaoyang District, Beijing 100078

The People’s Republic of China

For the attention of:	The Board of Directors
Fax Number:	+ 86 10 8769 7911

16.5	This Agreement may be executed in any number of counterparts each of which shall constitute one and the same instrument.

SCHEDULE 1

DRAWDOWN NOTICE

From:	HE JI LUN,

To:	XI’AN TIME SHARE TECHNOLOGY & INFORMATION CO., LTD.

Dear Sirs,

1.	I refer to the loan agreement (the “Loan Agreement”) dated 19 December 2007 executed between you as the lender and I as the borrower. Terms defined in the Loan Agreement shall have the same meanings when used in this notice.

2.	I hereby notify you that, pursuant to the Loan Agreement, I intend to borrow an Advance upon the terms and subject to the conditions contained in the Loan Agreement in an amount of RMB Equivalent of the Issue Proceeds as of the Date of Determination.

3.	I hereby confirm that, as at the date hereof, each of the conditions set out in Clause 3.2 of the Loan Agreement remains satisfied.

4.	The proceeds of the Advance shall be credited to [insert account details of Sichuan Opco][1] no later than [insert date].

Yours faithfully

HE JI LUN,
Date:

[1]	Insert account details of Sichuan Opco.

IN WITNESS WHEREOF the duly authorised representatives of the parties hereto have caused this Agreement to be executed on the day first mentioned.

Lender

XI’AN TIME SHARE TECHNOLOGY & INFORMATION CO., LTD.

/s/ He Ji Lun
Name:	He Ji Lun
Title:	Chief Executive Officer

Borrower

HE JI LUN

/s/ He Ji Lun